Perk International, Inc.

5401 Elington Ave, West Suite 205

Toronto, Ontario, Canada

April 1, 2015

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Larry Spirgel

Re:	Perk International, Inc. Amendment No. 1 to Form 8-K Filed February 24, 2015 File No. 333-189540

Dear Larry Spirgel:

I write on behalf of Perk International, Inc., (the “Company”) in response to Staff’s letter of March 6, 2015, by Larry Sprigel, Assistant Director, of the United States Securities and Exchange Commission regarding the above-referenced Amendment No. 1 to Form 8-K, filed on February 24, 2015 (the “Comment Letter”).

The Company requests an extension of time to respond to the Comment letter. The Company is currently in the process of preparing the November 30, 2014 financial statements that the Staff has requested be included in the amended 8-K. The Company anticipates having those financials ready by April 10, 2015. The Company therefore requests an extension of time through April 10, 2015 to respond to the Comment Letter and file its amended 8-K.

Sincerely,

/s/ Robert J. Oswald

Robert J. Oswald